SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)

Angeion Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03462H404
(CUSIP Number)

Scott A. Shuda
BlueLine Partners, LLC
402 Railroad Avenue, Suite 201
Danville, California 94526

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

CUSIP No. 03462H404

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners II, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 89,104

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 89,104

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,475

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03462H404

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners III, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 127,371

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 127,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,475

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03462H404

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners, L.L.C.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 89,104

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 89,104

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,475

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03462H404

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Partners II, L.L.C.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 127,371

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 127,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,475

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) OO

Item 1.   Security and Issuer

This Schedule 13D relates to Common Stock (the “Common Stock”) of Angeion Corporation (“Angeion” or the “Company”) with its principal executive offices located at 350 Oak Grove Parkway Saint Paul, MN 55127.

Item 2.   Identity and Background

(a)-(b)	This statement is filed on behalf of BlueLine Capital Partners II, LP ("BCP II"), BlueLine Capital
Partners III, LP ("BCP III"), BlueLine Partners, L.L.C. ("BLP I") and, BlueLine Partners II, L.L.C.
("BLP II" and, together with BCP II, BCP III and BLP I, "BlueLine" or the "Reporting Entities").
BLP I is the sole general partner of BCP II and BLP II is the sole general partner of BCP III.
Scott Shuda and Timothy Bacci are each Managing Directors of BLP I and BLP II. Messrs. Shuda and
Bacci each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange
Act of 1934, as amended (the "Act"). The address of the principal business office of each of the
Reporting Entities and Messrs. Shuda and Bacci is 402 Railroad Avenue, Suite 201, Danville,
California 94526.

(c)	Each of BCP II and BCP III is a private investment limited partnership. The principal business of each of BLP I and BLP II is to serve as investment manager to a variety of private investment funds, including BCP II and BCP III, and to control the investing and trading in securities of these private investment funds. The principal business of Messrs. Shuda and Bacci is to act as Managing
Directors of BLP I and BLP II.

(d)	None of the Reporting Entities or Messrs. Shuda and Bacci has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Entities or Messrs. Shuda and Bacci has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of BCP II and BCP III is a Delaware limited partnership. Each of BLP I and BLP II is a
Delaware limited liability company. Messrs. Shuda and Bacci are each U.S. citizens.

Item 3.   Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 216,475 shares of the Common Stock (the “Shares”). The Shares were purchased in the open market with the investment capital of BCP II and BCP III.

Item 4.   Purpose of the Transaction

BlueLine invests in healthcare and technology companies that are undervalued, typically as a result of some negative news or event where investors have over-reacted and where the share price no longer reflects the Company’s underlying fundamentals. As part of its investment strategy, BlueLine seeks to work with the management teams, boards of directors and other stakeholders of the companies in which it invests, in order to address issues affecting performance and valuation and thereby assist in the value creation process.

In the case of Angeion, BlueLine believes the market has been prone to overreactions. During fiscal year 2006, the Company’s stock price rose from $5.00 per share to $18.00 per share presumably based upon revenue and earnings increases related to a single large clinical customer order. While that order was significant and for a time contributed a third of Angeion’s revenue, it was understood to be a single order and investors were unwarranted in driving the price as high as they did. As business from the order declined and additional clinical orders failed to materialize, the Company’s shares have plummeted. With a current share price below $6.00, Angeion now has a market capitalization of less than $25 million. Taking into account the Company’s cash holdings of more than $7 million, the market is currently valuing Angeion’s ongoing business at less than $20 million. This seems clearly wrong for a company whose core business is generating quarterly revenues of $7.0 million with 50% gross margins and positive cash-flow. BlueLine believes the market has grossly over-corrected the share price, and at current levels, Angeion represents compelling value.

BlueLine believes the Company’s product line is competitive in its space, and that management’s strategy is sound:

•	continued focus on product innovation / enhancements in the core MedGraphics line of non-invasive cardiorespiratory diagnostic systems;

•	increased emphasis on international distribution to tap largely under-penetrated markets overseas;

•	invest in additional marketing programs, such as the new Physician Office Program to raise awareness of Chronic Obstructive Pulmonary Disease (COPD), currently the fourth leading cause of death in the USA; and

•	enabling multiple web-based applications for its product suites which will enable greater penetration into the physician office as well as the health and fitness (New Leaf) markets.

Operationally, BlueLine is encouraged by recent cost reductions that have lowered the company’s breakeven point. In addition, we believe the hiring of a new CFO with public company experience has improved the Company’s investor relations practices as evidenced by the recent first-ever quarterly investor earnings call.

An area where BlueLine believes Angeion still requires improvement is in setting and communicating policies around employee compensation. During fiscal year 2007, the

Company’s stockholders rejected a proposal to implement a large new employee stock option plan. Rather than heed the message that they were asking for too much, Angeion’s management and board of directors pursued a work-around by pursuing smaller option shares increases in successive years. That strategy worked and the Company got most of the shares it wanted, but the message communicated to shareholders was that their interests would be subordinated to those of the Company’s insiders. Having received this message, investors might reasonably be concerned about the 2008 Management Incentive Bonus Plan recently adopted by the Company and disclosed in an SEC filing. While BlueLine absolutely agrees with rewarding a management team for success, we believe the potential incentive payout of up to $1.1 million under the plan is out of proportion for a company that reported net income of $1.06 million in its last fiscal year and $1.44 million in the prior year. The large increases to the Company’s option plan and the size of the 2008 Bonus Plan seem poorly timed in light of Angeion’s recent stock performance. Together these actions communicate that considering the interests of stockholders is not currently a priority at the Company – a message that BlueLine believes has contributed to the recent stock price decline. This is one of the issues we plan to address with the Company.

Depending on market conditions, general economic conditions and other factors, BlueLine may purchase additional shares of Common Stock in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock that it presently owns or may hereafter acquire.

Item 5.   Interest in Securities of the Issuer

(a)	As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 216,475 shares of Common Stock. These shares represent approximately 5.3% of the shares of Common Stock outstanding based on 4,089,803 shares of the Company's Common Stock outstanding as reported in the
Company's Form 10-Q for the Company's fiscal quarter ended April 30, 2008 as filed with the
Securities and Exchange Commission on June 13, 2008.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity
expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.
(b)	As of the date of this Schedule 13D, BCP II and BCP III beneficially own 216,475 shares of Common
Stock with which the Reporting Entities have shared voting power and shared dispositive power.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)	No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.   Materials to be Filed as Exhibits

1.	Exhibit A - Joint Filing Agreement dated June 23, 2008, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.
2.	Exhibit B - Transactions in the Common Stock by the Reporting Entities during the past 60 days.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 23, 2008

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners II, L.L.C.
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: June 23, 2008

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners II, L.L.C.
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

	BCP II		BCP III
Date	No. of Shares	Price per Share	No. of Shares	Price per Share
4/28/2008	1,000	$6.70
5/6/2008	3,000	$6.56
5/7/2008	1,000	$6.50
5/9/2008	2,000	$6.25
5/14/2008	639	$6.23
5/15/2008	2,000	$6.01	2,000	$6.01
5/19/2008	4,300	$5.70	4,000	$5.78
5/20/2008	2,000	$5.63	1,400	$5.60
5/21/2008			405	$5.65
5/22/2008	1,300	5.72
6/9/2008	180	$5.45
6/10/2008	1,500	$5.43	1,200	$5.43
6/16/2008	2,100	$5.42	2,000	$5.50
6/17/2008	2,000	$5.43
6/18/2008	1,000	$5.44
6/19/2008	1,000	$5.41	600	$5.41
6/20/2008	2,000	$5.41